

January 3, 2012

<u>Via E-mail</u>
Brian Wasserman
Chief Financial Officer
SG Blocks, Inc.
400 Madison Avenue, Suite 16C
New York, NY 10017

> **Re: SG Blocks, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed December 20, 2011**
> **File No. 000-22563**

Dear Mr. Wasserman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 5

1.   We note your revisions in response to prior comment 2. However, your disclosure here continues to indicate that other parties store and modify the containers, contrary to your disclosure on page 6. Please revise.

The SG Buildings Network, page 7

2.   Please expand your response to prior comment 1 to clarify how you concluded the supply agreement with ConGlobal is not material in its current form, given your disclosure regarding its "importance" and that ConGlobal appears to be your only source of containers.

Brian Wasserman
SG Blocks, Inc.
January 3, 2012
Page 2

SG Building's Management's Discussion and Analysis . . . , page 8

3.   The table added on page 11 in response to prior comment 4 appears to merely list customers and the decrease in revenues you received from them. It does not, however, appear to explain the reasons for such decreases. Please revise to describe those reasons.

Security Ownership of Certain Beneficial Owners and Management, page 18

4.   We note the entities added in response to prior comment 5. Please revise to identify the natural persons who have or share voting and/or investment control over the shares held by Pro-Mall International, Ltd.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail):   Kenneth A. Schlesinger, Esq.
                      Olshan Grundman Frome Rosenzweig & Wolosky LLP